SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KILROY REALTY CORPORATION

KILROY REALTY, L.P.

(Name of Subject Companies)

Kilroy Realty, L.P., as Issuer, and Kilroy Realty Corporation, as Guarantor

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

3.250% Exchangeable Senior Notes due 2012

(Title of Class of Securities)

49427RAA0

(CUSIP Number of Class of Securities)

Tyler H. Rose

Kilroy Realty Corporation

Kilroy Realty, L.P.

12200 W. Olympic Boulevard,

Suite 200,

Los Angeles, CA 90064

(310) 481-8400

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Scott Hodgkins, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, CA 90071

(213) 485-1234

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$298,000,000	$21,247.40
*	Calculated solely for purposes of determining the amount of the filing fee.
**	The amount of the filing fee was calculated at a rate of $71.30 per $1,000,000 of transaction value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Kilroy Realty, L.P., a Delaware limited partnership (the “operating partnership”) and Kilroy Realty Corporation, a Maryland corporation (the “Company” and, together with the operating partnership, the “Subject Companies” and each, individually, a “Subject Company”), and relates to the offer to purchase (the “offer”) for cash, upon the terms and subject to the conditions set forth in the attached Offer to Purchase dated May 17, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), any and all of the notes identified on the front cover of the Offer to Purchase (the “notes”).

Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The offer will expire at 5:00 p.m., New York City time, on June 15, 2010, unless the offer is extended. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

All of the information set forth in the Offer to Purchase is incorporated by reference herein as set forth below.

Item 1.	Summary Term Sheet.

The information in the Offer to Purchase under the heading “Summary of the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The issuer of the notes is Kilroy Realty, L.P., a Delaware limited partnership. The notes are guaranteed and exchangeable into the common stock of Kilroy Realty Corporation, a Maryland corporation. Each Subject Company’s principal executive offices is located at 12200 W. Olympic Boulevard, Suite 200, Los Angeles, California 90064. Each Subject Company’s phone number is (310) 481-8400.

(b) Securities. The securities that are the subject of the offer are the operating partnership’s outstanding 3.250% Exchangeable Senior Notes due 2012. As of May 17, 2010, there was $298,000,000 aggregate principal amount of the notes outstanding.

(c) Trading Market and Price. The information in the Offer to Purchase under the heading “Market and Trading Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in the Offer to Purchase under “Information Concerning the Company” is incorporated herein by reference. The operating partnership is a subsidiary of the Company. The Company is the general partner of the operating partnership. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

John B. Kilroy, Jr.	President and Chief Executive Officer and Director

Jeffrey C. Hawken	Executive Vice President and Chief Operating Officer

Tyler H. Rose	Executive Vice President, Chief Financial Officer and Secretary

Steven R. Scott	Senior Vice President, San Diego

John B. Kilroy, Sr.	Chairman of the Board of Directors

Edward F. Brennan, Ph.D.	Director

William P. Dickey	Director

Scott S. Ingraham	Director

Dale F. Kinsella	Director

The business address and telephone number for all of the above directors and executive officers are c/o Kilroy Realty Corporation, 12200 W. Olympic Boulevard, Suite 200, Los Angeles, California 90064 and (310) 481-8400.

No single person or group of persons controls the Company.

Item 4.	Terms of the Transaction.

(a)(1) Material Terms—Tender Offers. The information set forth in the Offer to Purchase under the headings “Summary of the Offer,” “The Offer—General Terms,” “The Offer—Procedure for Tendering Notes,” “The Offer—Withdrawal of Tenders,” “The Offer—Conditions of the Offer; Extension; Amendment; Termination,” “The Offer—Acceptance for Payment and Payment,” “The Offer—Determination of Validity of Tender and Other Matters” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(a)(2) Not applicable.

(b) Purchases. None of the Subject Companies’ officers, directors or affiliates hold any of the notes and, therefore, no notes will be purchased from any officer, director or affiliate of the Subject Companies in connection with the offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Agreements Involving the Subject Companies’ Securities. The Subject Companies are party to the following agreements, arrangements or understandings in connection with the notes and other securities of the Subject Companies:

(i) Indenture, dated as of April 2, 2007, among Kilroy Realty, L.P., as issuer, Kilroy Realty Corporation, as guarantor, and U.S. Bank National Association, as trustee, including the form of 3.250% Exchangeable Senior Notes due 2012 (filed as exhibit 4.1 to the Company’s Form 8-K with the Securities and Exchange Commission on April 5, 2007). Descriptions of the material provisions of the foregoing indenture are incorporated herein by reference to Item 2.03 of the Subject Company’s Form 8-K filed with the Securities and Exchange Commission on April 5, 2007.

(ii) Registration Rights Agreement, dated April 2, 2007, among Kilroy Realty, L.P., as issuer, Kilroy Realty Corporation, and J.P. Morgan Securities Inc., Banc of America Securities LLC and Lehman Brothers, Inc. (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007). Descriptions of the material provisions of the foregoing registration rights agreement are incorporated herein by reference Item 1.01 of the Subject Company’s Form 8-K filed with the Securities and Exchange Commission on April 5, 2007.

(iii) Letter confirmation dated March 27, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and JPMorgan Chase Bank, National Association, London Branch (filed as exhibit 10.2 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007).

(iv) Letter confirmation dated March 27, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and Bank of America, N.A. (filed as an exhibit 10.3 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007).

(v) Amendment to letter confirmation dated April 4, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and JPMorgan Chase Bank, National Association, London Branch (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 11, 2007).

(vi) Amendment to letter confirmation dated April 4, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and Bank of America, N.A. (filed as an exhibit 10.2 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 11, 2007).

(vii) Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P. dated as of March 5, 2004 (filed as exhibit 10.1 to the Company’s Form 10-K for the year ended December 31, 2003).

(viii) First Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of December 7, 2004 (filed as exhibit 10.1to the Company’s Form 8-K as filed with the Securities and Exchange Commission on December 9, 2004).

(ix) Second Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of October 2, 2008 (filed as exhibit 10.1 to the Company’s Form 10-Q for the quarter ended September 30, 2008).

(x) Third Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of May 21, 2009 (filed as exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2009).

(xi) Contribution Agreement dated October 21, 1997 by and between Kilroy Realty, L.P. and Kilroy Realty Corporation and The Allen Group and the Allens (filed as exhibit 10.70 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on November 21, 1997).

(xii) Amendment to the Contribution Agreement dated October 13, 1998 by and between Kilroy Realty, L.P. and Kilroy Realty Corporation and The Allen Group and the Allens dated October 21, 1997 (filed as exhibit 10.5 to the Company’s Form 10-Q for the quarter ended September 30, 1998).

The information set forth in the Offer to Purchase under the caption “Incorporation of Certain Documents By Reference” is incorporated herein by reference. Additional descriptions of the material provisions of the documents identified in items (i) through (vi), above, are incorporated herein by reference to Items 1.01 and 2.03 of the Company’s Form 8-K filed with the Securities and Exchange Commission on April 5, 2007 and the Company’s Form 8-K filed with the Securities and Exchange Commission on April 11, 2007 and incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information in the Offer to Purchase under the heading “Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information in the Offer to Purchase under the heading “Purpose of the Offer” is incorporated herein by reference.

(c) Plans. The information in the Offer to Purchase under the heading “Plans, Proposals or Negotiations” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information in the Offer to Purchase under the heading “Sources of Funds” is incorporated herein by reference.

(b) Conditions. The information in the Offer to Purchase under the heading “Sources of Funds” is incorporated herein by reference.

(d)(1) Borrowed Funds. Among the sources of funds referred to in (a) above are borrowings drawn under that certain Fourth Amended and Restated Revolving Credit Agreement, dated as of October 22, 2004 (as amended or otherwise modified to date, the “Revolving Credit Agreement”), by and among Kilroy Realty, L.P., JPMorgan Chase Bank, N.A., as bank and as administrative agent for the banks, the other agents parties thereto and the banks from time to time parties thereto. Borrowings under the Revolving Credit Agreement bear interest at an annual rate between LIBOR plus 0.85% and LIBOR plus 1.35% depending upon the Company’s leverage ratio at the time of borrowing (1.11% and 2.12% as of December 31, 2009 and 2008, respectively). As of May 14, 2010, the operating partnership had borrowing capacity of $550 million under the Revolving Credit Agreement. The Revolving Credit Agreement is unsecured and matures on April 26, 2011.

(d)(2) The operating partnership currently has no plans or arrangements to refinance, other than in the normal course of business, any funds drawn from the Revolving Credit Agreement that are to be used in the transaction.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. None of the notes are beneficially owned by either Subject Company, the directors, executive officers or affiliates of either Subject Company or any directors or executive officers of affiliates of either Subject Company.

(b) Securities Transactions. To the knowledge of the operating partnership after making reasonable inquiry, none of the persons referenced in this item have engaged in any transactions in the notes during the 60 days preceding the date of this Schedule TO.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information in the Offer to Purchase under the heading “Dealer Managers; Depositary and Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Not applicable.

(b) Not applicable.

Item 11.	Additional Information.

None.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	—Offer to Purchase, dated May 17, 2010.

(a)(1)(ii)	—Letter of Transmittal.

(a)(5)(i)	—Press Release, dated May 17, 2010.

(b)(1)

—Fourth Amended and Restated Revolving Credit Agreement dated October 22, 2004 (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on October 28, 2004).

(b)(2)

—Amendment No. 1 to Fourth Amended and Restated Credit Agreement dated June 30, 2005 (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on July 5, 2005).

(b)(3)	—Amendment No. 2 to Fourth Amended and Restated Credit Agreement dated April 26, 2006 (filed as exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2006).

(b)(4)

—Amendment No. 3 to Fourth Amended and Restated Credit Agreement dated July 20, 2009 (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on July 23, 2009).

(d)(1)

—Indenture, dated as of April 2, 2007, among Kilroy Realty, L.P., as issuer, Kilroy Realty Corporation, as guarantor, and U.S. Bank National Association, as trustee, including the form of 3.250% Exchangeable Senior Notes due 2012 (filed as exhibit 4.1 to the Company’s Form 8-K with the Securities and Exchange Commission on April 5, 2007).

(d)(2)

—Registration Rights Agreement, dated April 2, 2007, among Kilroy Realty, L.P., as issuer, Kilroy Realty Corporation, and J.P. Morgan Securities Inc., Banc of America Securities LLC and Lehman Brothers, Inc. (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007).

(d)(3)

—Letter confirmation dated March 27, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and JPMorgan Chase Bank, National Association, London Branch (filed as exhibit 10.2 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007).

(d)(4)

—Letter confirmation dated March 27, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and Bank of America, N.A. (filed as an exhibit 10.3 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007).

(d)(5)

—Amendment to letter confirmation dated April 4, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and JPMorgan Chase Bank, National Association, London Branch (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 11, 2007).

(d)(6)

—Amendment to letter confirmation dated April 4, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and Bank of America, N.A. (filed as an exhibit on the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 11, 2007).

(d)(7)	—Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P. dated as of March 5, 2004 (filed as exhibit 10.1 to the Company’s Form 10-K for the year ended December 31, 2003).

(d)(8)

—First Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of December 7, 2004 (filed as exhibit 10.1to the Company’s Form 8-K as filed with the Securities and Exchange Commission on December 9, 2004).

(d)(9)

—Second Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of October 2, 2008 (filed as exhibit 10.1 to the Company’s Form 10-Q for the quarter ended September 30, 2008).

(d)(10)

—Third Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of May 21, 2009 (filed as exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2009).

(d)(11)

—Contribution Agreement dated October 21, 1997 by and between Kilroy Realty, L.P. and Kilroy Realty Corporation and The Allen Group and the Allens (filed as exhibit 10.70 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on November 21, 1997).

(d)(12)

—Amendment to the Contribution Agreement dated October 13, 1998 by and between Kilroy Realty, L.P. and Kilroy Realty Corporation and The Allen Group and the Allens dated October 21, 1997 (filed as exhibit 10.5 to the Company’s Form 10-Q for the quarter ended September 30, 1998).

(g)	—Not applicable.

(h)	—Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

KILROY REALTY, L.P.

By Kilroy Realty Corporation, its General Partner

By:	/s/ TYLER H. ROSE
Tyler H. Rose
Executive Vice President, Chief Financial Officer
and Secretary

Date: May 17, 2010

Index to Exhibits

Exhibit No.	Description

(a)(1)(i)	—Offer to Purchase, dated May 17, 2010.

(a)(1)(ii)	—Letter of Transmittal.

(a)(5)(i)	—Press Release, dated May 17, 2010.

(b)(1)

—Fourth Amended and Restated Revolving Credit Agreement dated October 22, 2004 (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on October 28, 2004).

(b)(2)

—Amendment No. 1 to Fourth Amended and Restated Credit Agreement dated June 30, 2005 (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on July 5, 2005).

(b)(3)	—Amendment No. 2 to Fourth Amended and Restated Credit Agreement dated April 26, 2006 (filed as exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2006).

(b)(4)

—Amendment No. 3 to Fourth Amended and Restated Credit Agreement dated July 20, 2009 (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on July 23, 2009).

(d)(1)

—Indenture, dated as of April 2, 2007, among Kilroy Realty, L.P., as issuer, Kilroy Realty Corporation, as guarantor, and U.S. Bank National Association, as trustee, including the form of 3.250% Exchangeable Senior Notes due 2012 (filed as exhibit 4.1 to the Company’s Form 8-K with the Securities and Exchange Commission on April 5, 2007).

(d)(2)

—Registration Rights Agreement, dated April 2, 2007, among Kilroy Realty, L.P., as issuer, Kilroy Realty Corporation, and J.P. Morgan Securities Inc., Banc of America Securities LLC and Lehman Brothers, Inc. (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007).

(d)(3)

—Letter confirmation dated March 27, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and JPMorgan Chase Bank, National Association, London Branch (filed as exhibit 10.2 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007).

(d)(4)

—Letter confirmation dated March 27, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and Bank of America, N.A. (filed as an exhibit 10.3 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007).

(d)(5)

—Amendment to letter confirmation dated April 4, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and JPMorgan Chase Bank, National Association, London Branch (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 11, 2007).

(d)(6)

—Amendment to letter confirmation dated April 4, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and Bank of America, N.A. (filed as an exhibit on the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 11, 2007).

(d)(7)	—Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P. dated as of March 5, 2004 (filed as exhibit 10.1 to the Company’s Form 10-K for the year ended December 31, 2003).

(d)(8)

—First Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of December 7, 2004 (filed as exhibit 10.1to the Company’s Form 8-K as filed with the Securities and Exchange Commission on December 9, 2004).

(d)(9)

—Second Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of October 2, 2008 (filed as exhibit 10.1 to the Company’s Form 10-Q for the quarter ended September 30, 2008).

(d)(10)

—Third Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of May 21, 2009 (filed as exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2009).

(d)(11)

—Contribution Agreement dated October 21, 1997 by and between Kilroy Realty, L.P. and Kilroy Realty Corporation and The Allen Group and the Allens (filed as exhibit 10.70 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on November 21, 1997).

(d)(12)

—Amendment to the Contribution Agreement dated October 13, 1998 by and between Kilroy Realty, L.P. and Kilroy Realty Corporation and The Allen Group and the Allens dated October 21, 1997 (filed as exhibit 10.5 to the Company’s Form 10-Q for the quarter ended September 30, 1998).

(g)	—Not applicable.

(h)	—Not applicable.